U-Vend, Inc.
1507 7th Street, Unit 425
Santa Monica, CA 90401

October 1, 2014

VIA EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: U-Vend, Inc. Request for Withdrawal Pursuant to Rule 477 of Amendment No. 1 to Form S-1 (File No. 333-165972)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, U-Vend, Inc. (the “Company”) hereby requests the withdrawal of its Amendment No. 1 (the “Amendment”) to Form S-1 Registration Statement (File No. 333-165972), filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2014 (Accession No. 0001214782-14-000062) to register the sale of certain shares of common stock of the Company by the selling shareholders named therein (the “Subject Shares”).

The Company requests withdrawal of the Amendment because it was inadvertently coded with an incorrect file number. The Company plans to file Amendment No. 1 to Form S-1 Registration Statement using the correct file number (File No. 333-195914) to register the sale of the Subject Shares and certain additional shares immediately following submission of this letter.  No securities were sold in connection with the Amendment.  The Company requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Company's CIK number is 0001487718.

Thank you for your assistance with this matter. If you have any questions concerning this request, please contact our legal counsel, Gary A. Agron, at (303) 770-7254 or gaa@agronlaw.com.

Sincerely,

/s/ Raymond Meyers
Raymond Meyers
Chief Executive Officer

cc:	Gary A. Agron
Law Office of Gary A. Agron